JEFFERSON
SMURFIT
GROUP plc

Jefferson Smurfit Group plc
First Half Report 2002

2 Chairman's Letter
4 Operations Review
7 Finance Review
9 Summary Group Profit and Loss Account
10 Segmental Analyses
11 Summary Group Balance Sheet
12 Statement of Total Recognised Gains and Losses
12 Reconciliation of Movements in Shareholders' Funds
13 Summary Group Cash Flow Statement
15 Independent Review Report
16 Product and Grade Definitions

First half 2002 results


+5%
-17%
2001 2002
1,562 1,634
2001 2002
148 123

Europe
Sales (€m)

Europe
Operating profit (€m)


-5%
-14%
2001 2002
428 408
2001 2002
57 49

Latin America
Sales (€m)

Latin America
Operating profit (€m)


-4%
-34%
2001 2002
336 321
2001 2002
107 71

US and Canada
Sales (€m)

US and Canada
Operating profit (€m)

NYSE.JS
SMFT.I
SMFT.L

	Q2 2002 €m	Q2 2001 €m	% change	H1 2002 €m	H1 2001 €m	% change
Sales						
Third party sales	**1,282**	1,164	10%	**2,363**	2,326	2%

Pre-tax profits						
After exceptional items	**90**	93	(3%)	**148**	175	(15%)
Before exceptional items	**86**	98	(12%)	**146**	180	(19%)

Operating profit (before exceptional items)						
Subsidiaries	**91**	97	(6%)	**158**	187	(15%)
Share of associates	**43**	66	(35%)	**87**	126	(31%)
Total	**134**	**163**	**(18%)**	**245**	**313**	**(22%)**

Earnings per share (EPS)	cent	cent		cent	cent	
After exceptional items	**4.2**	4.5	(7%)	**6.8**	8.4	(19%)
Before exceptional items	**3.9**	4.7	(17%)	**6.6**	8.6	(23%)

Jefferson Smurfit Group began reporting results on a quarterly basis from the beginning of 2002 to meet the needs of an increasingly diverse investor base. This report contains second quarter and first half results for 2002. First quarter 2002 results are available on www.smurfit-group.com.

At the end of the first quarter, we expressed the view that business conditions and sentiment had clearly improved.

However, two factors may now mean that the improving fundamental environment may not necessarily translate into superior performance within the current fiscal year.

Second quarter 2002

For the second quarter of 2002, JSG is reporting profit before exceptional items of €86 million and EPS of 3.9 cent. These figures compare with €98 million and 4.7 cent in the second quarter of 2001. JSG is also reporting profit after exceptional items of €90 million and EPS of 4.2 cent. Net sales for the period were €1,282 million, a 10% increase on the second quarter of 2001.

Operating profit before exceptional items in the second quarter of 2002 declined 18% to €134 million from €163 million for the comparable period last year. Subsidiary operating profit before exceptional items for the second quarter was €91 million and JSG's share of associate operating profit before exceptional items was €43 million, a decrease of 6% and 35% respectively against the second quarter of 2001. The second quarter tax charge of €35 million is an effective tax rate of 38.2% against 37.2% in 2001. The tax charge and EPS figures for 2001 have been restated to reflect the adoption of FRS 19 – 'Deferred Tax'.

First half 2002

For the first half of 2002, JSG is reporting profit before exceptional items of €146 million and EPS of 6.6 cent. These figures compare with €180 million and 8.6 cent in the first half of 2001. Profit after exceptional items is €148 million and EPS of 6.8 cent. Net sales for the first half were €2,363 million, a 2% increase on the first half of 2001. The first half tax charge of €57 million is an effective tax rate of 38.3% against 39.6% in 2001. The tax charge and EPS figures for 2001 have been restated to reflect the adoption of FRS 19 – 'Deferred Tax'.

Product market review and outlook

At the end of the first quarter, we expressed the view that business conditions and sentiment had clearly improved. Price initiatives (both in Europe and the US) together with a strong forward order book for kraftliner contributed to this view. However, two factors may now mean that the improving fundamental environment may not necessarily translate into superior performance within the current fiscal year. These factors include a greater than anticipated increase in input costs (in the form of waste-fibre), which is not yet fully reflected in higher product prices, and a weakening US$ with potentially negative implications for European and Latin American demand growth.

SSCC, together with other industry participants, has led industry change in North America. The North American landscape has evolved dramatically.

Madison Dearborn Partners (MDP) Offer

On 17 June, 2002, MDP announced a cash offer for JSG, simultaneously JSG announced the spin-off of its shareholding in Smurfit-Stone Container Corporation (SSCC). The offer and spin-off were unanimously recommended by the Independent Directors of JSG. On 29 July, JSG shareholders voted overwhelmingly in favour of the resolutions necessary to implement the spin-off. The first closing date for the offer was 6 August. Acceptances at this date amounted to 83.19% of JSG's current issued share capital (excluding 25 million JSG shares held by a subsidiary of JSG). The offer was then extended until 20 August, the second closing date. Acceptances at 20 August amounted to 92.14% of JSG's issued share capital (excluding 25 million JSG Shares held by a subsidiary of JSG). The offer has now been extended until 3 September 2002 and remains conditional on the satisfaction of various conditions, including the approval of the spin-off and related capital reduction by the High Court of Ireland. Shareholders will be notified nearer to the time as to when the offer is expected to become unconditional in all respects.

SSCC

SSCC, together with other industry participants, has led industry change in North America. The North American landscape has evolved dramatically due in part to industry consolidation. SSCC is one of North America's leading containerboard producers and recently announced the acquisition of MeadWestvaco's 830,000 ton Stevenson corrugated medium mill and associated operations. JSG shareholders will be able to participate directly in SSCC following the spin-off becoming effective.

Dividends

The MDP Offer for JSG is conditional on JSG not paying further dividends to shareholders. Accordingly, the Board do not intend to pay an interim dividend in respect of the first half of 2002. If the Offer were not to be completed, the Board would intend to pay the interim dividend as part of the full year dividend for 2002.

Dr. M.W.J. Smurfit
Chairman and Chief Executive Officer

Operations Review

Overview

JSG continues to focus on the core business and simplify the Group structure. In the first quarter, we completed the acquisition of the Swedish associate, Munksjö. Munksjö was consolidated from the beginning of the second quarter and contributed €16 million of operating profit in the period. We divested an 85% share of the Sequoia voting equipment business in the US during the quarter. The consideration for this transaction was €25 million. JSG may receive further payments up to €13 million based on Sequoia's performance over the next three years. This divestment follows the sale of the US commercial printing business in the first quarter. JSG's remaining wholly owned operations in the US are the Pomona newsprint mill and the recently acquired Munksjö décor paper mill.



Q1 Q2 H1
(5.0%) 3.5% (0.9%)

2002 European volume growth
Kraftliner



Q1 Q2 H1
1.3% 2.6% 2.0%

2002 European volume growth
Testliner (excludes effect of acquisitions and closures)



Q1 Q2 H1
(1.5%) 1.4% unchanged

2002 European volume growth
Corrugated

Europe

Net sales in Europe were €912 million in the second quarter of 2002, a 19% increase on the comparable period in 2001. Operating profit declined 6% to €67 million against €72 million in the second quarter of 2001. These results reflect a 33% decline in packaging on the comparable period last year due to lower average paper prices and a margin squeeze from rapidly rising waste-fibre costs. This was offset by an improved performance in specialities and the consolidation of Munksjö's operations in the second quarter.

Munksjö's non-packaging operations (pulp, hygiene and décor-base paper) are now reported in specialities. Accordingly net sales and operating profit for specialities increased in the second quarter on the comparable period last year. Excluding the impact of Munksjö, sales in specialities remained largely unchanged while operating profit increased significantly. This increase reflects ongoing restructuring and the turn-around of certain businesses in the period.

Net sales in Europe were €1,634 million in the first half of 2002, a 5% increase on the first half of 2001. Operating profit decreased 17% to €123 million against €148 million in the first half of 2001.

JSG's containerboard volumes increased 2.9% in the second quarter and grew 1% for the first half. Including the impact of Munksjö and the closure of the Inden mill, containerboard volumes increased 2.5% in the second quarter and 0.8% in the first half. Industry containerboard inventories continued to decline in the second quarter and are now at their lowest absolute level for 2 years. Industry kraftliner inventories, in terms of weeks of supply, are at their lowest levels for over 5 years.

Kraftliner volumes increased 3.5% in the second quarter but declined 0.9% in the first half. This reflects a strong performance at Nettingsdorfer offset by a decline in volumes at Facture. Facture took 26,000 tonnes of downtime in the first half; 16,000 tonnes strike related in first quarter and 10,000 tonnes maintenance in the second quarter.

Recycled containerboard volumes increased 2.6% in the second quarter and 2% in the first half. This does not include the effects of the Munksjö acquisition and the impact of closure of our Inden mill in Germany. Waste-fibre costs, which started to increase at the end of the first quarter, increased rapidly during the second quarter. The price increase of 1 June was insufficient to cover waste-fibre increases and a second paper price initiative for 15 July was also announced and is currently being implemented. JSG took 19,000 tonnes of downtime in the first half to manage inventories.

Corrugated volumes increased 1.4% during the second quarter and are unchanged in the first half. Including the impact of Munksjö, corrugated volumes increased 8% in the second quarter and are up 3% in the first half. Corrugated prices in the second quarter remained relatively stable.

Graphic board volumes increased 4% in the second quarter, however, earnings declined due to higher waste-fibre costs and lower average prices from year ago levels. Sack volumes increased 1% in the quarter on the comparable period last year. Our Bag-in-Box operations continued to show double-digit growth and had a strong second quarter.

Latin America

Net sales in Latin America were €212 million in the second quarter, a 5% decline on the comparable period in 2001. Operating profit declined 19% to €26 million against €33 million in 2001. The decline in operating profit reflects the shutdown of a boxboard machine for maintenance/rebuild in Mexico. This had a significant impact on earnings. In addition, Mexico's 2001 results include some one-time benefits which distort year-on-year comparisons. Our Latin American results are, again, creditable results in a challenging operating environment.


Q1 Q2 H1
5.7% 2.2% 3.9%
2002 Latin America volume growth
Containerboard

Net sales in Latin America were €408 million in the first half of 2002, a 5% decline on the comparable period in 2001. Operating profit declined 14% to €49 million against €57 million in 2001.


Q1 Q2 H1
0.2% (1.6%) (0.7%)
2002 Latin America volume growth
Corrugated

Containerboard and corrugated volumes in Mexico continued to grow during the second quarter but at a slower rate than in the first quarter. In addition higher input costs and the continuing effect of a slow US economy impacted performance. Containerboard volumes in Colombia increased in the second quarter reflecting the acquisition of Packing in the second half of 2001. Corrugated prices continued to recover during the second quarter, however, corrugated volumes declined due to weakness in the Venezuelan economy, Colombia's second largest trade partner. Colombian corrugated volumes increased 2% in the first half.

Containerboard and corrugated volumes, in Venezuela and Argentina, declined during the second quarter. In Venezuela, the devaluation of the Bolivar negatively impacted domestic demand, however, prices increased to offset currency devaluation. In Argentina, sales in volume terms decreased by 9% in the second quarter while dramatic currency movements in Argentina resulted in a 45% decline in sales in the second quarter on the comparable period last year. JSG took 24,000 tonnes of market related downtime in Argentina and Venezuela during the quarter. Our operations, in both countries, remain profitable despite the difficult economic and political circumstances.

North America

Net sales for the Group's subsidiaries in the US and Canada were €158 million in the second quarter, a 10% decline on 2001 levels. SSCC's sales are not consolidated. Operating profit, before exceptional items, which includes our share of SSCC's operating profit (before exceptionals), declined 33% to €39 million against €58 million in 2001.


Q1
0.9%
Q2
1.9%
H1
1.4%
2002 Canada volume growth
Corrugated

Net sales for the first half were €321 million, a 4% decline on 2001 levels. Operating profit declined 34% to €71 million against €107 million in 2001.

North American subsidiaries

During the second quarter the Group disposed of an 85% interest in the Sequoia voting equipment business. This follows the sale of the US commercial printing business in the first quarter. The Pomona newsprint mill had a difficult quarter. Newsprint prices declined a further €25 per ton in the second quarter and are down €150 on the same period last year. Higher waste-fibre costs and declining newsprint consumption also impacted Pomona's performance. Industry newsprint consumption has, however, stabilised at the end of the second quarter.

Corrugated volumes in Smurfit MBI increased 1.9% during the second quarter and are up over 1% in the first half. Smurfit MBI continued to generate strong operating profit in the second quarter.

North American associate

SSCC reported second quarter profits before tax and extraordinary items of US$ 44 million on net sales of US$ 2,051 million as against US$ 40 million in 2001. For the first half of 2002, SSCC reported profits before tax and extraordinary items of US$ 58 million against US$ 86 million in 2001.

SSCC reported a significantly improved performance for the second quarter of 2002. This performance reflects, in part, recovering box demand in the US. SSCC remains well positioned to capitalise on a cyclical upturn. Their strategic focus continues to be profitable revenue growth, cost cutting and debt reduction.

For the second quarter of 2002, JSG is reporting profit before exceptional items of €86 million and EPS of 3.9 cent. Munksjö, which was consolidated from the beginning of the second quarter, contributed profit before tax of €9 million and EPS of 0.6 cent in the period. These figures compare with €98 million and 4.7 cent in the second quarter of 2001. JSG is also reporting profit after exceptional items of €90 million and EPS of 4.2 cent.

Group net interest costs of €22 million for the second quarter were unchanged on the comparable period in 2001. Lower average interest rates offset the cost of increased debt relating to the acquisition of Munksjö. JSG's share of associates' net interest, predominantly SSCC, declined 39% to €27 million reflecting a combination of lower average interest rates and lower debt levels. Total net interest declined €17 million in the second quarter and €33 million in the first half.

Profit before tax declined 3% to €90 million in the second quarter on the comparable period last year. The total tax charge of €35 million represents an effective tax rate of 38.2% for the second quarter against 37.2% in 2001. For the first half, profit before tax declined 15% to €148 million on the comparable period last year. The total tax charge of €57 million represents an effective tax rate of 38.3% for the first half against 39.6% in 2001. The tax rate in the second quarter of 38.2% is a blend of 35.9% for subsidiaries and 49.6% for associates. Associates' tax rate has increased in the second quarter on the comparable period last year as Munksjö, which would have contributed to a lower average associate tax rate, has been consolidated.

Cashflows are set out in the table on page 8. Subsidiary profits were €75 million in the second quarter compared to €74 million in 2001. In the first half, subsidiary profits declined 11% to €124 million. Capital expenditure increased to 80% of depreciation in the second quarter against 70% in 2001. The increase in capital expenditure in the second quarter reflects the consolidation of Munksjö. Capital expenditure for the first half of 2002 was 75% of depreciation.

Working capital increased by €13 million in the second quarter and €25 million in the first half. This reflects a reduction in creditors and higher inventory levels driven, in part, by paper price increases in Europe. Investments in the second quarter of €149 million reflect the acquisition of the outstanding share capital of Munksjö. Total dividend payments of €56 million in the second quarter correspond to the payment of the final dividend for the 2001 financial year.

Balance sheet statistics	30 June 2002	Restated 30 June 2001
Net debt to equity	**58.3%**	49.2%
Net debt to total capitalisation	**36.8%**	33.0%
Gross Debt: Fixed/Floating mix	**38:62**	41:59
Gross Debt: Institutional/Banking mix	**55:45**	59:41
Interest cover	**3.86 times**	4.03 times
Net assets per share	**€2.25**	€2.36

Investments of €281 million in the first half reflect the acquisition of Munksjö and the purchase of the remaining stake of a Venezuelan associate Corsuca for €2 million. The total cost of acquiring the remaining equity of Munksjö was €272 million. We also acquired debt of €152 million as part of the transaction. The combination of investments and dividends more than offset the operating surplus. Net cashflow for the second quarter was a deficit of €177 million against a deficit of €11 million in 2001. Net cash outflow for the first half was €265 million against €3 million in the first half of 2001. Excluding the acquisition and consolidation of Munksjö, net cashflow would have been a surplus of €22 million.

Net borrowing increased by €52 million in the second quarter. The relative appreciation of the euro reduced foreign currency denominated borrowing by €125 million in the second quarter. In the first half, net borrowing increased by €311 million. With significant US dollar denominated borrowing, JSG continues to be exposed to changes in the relative value of the euro against the dollar. Since December 2001, the euro has strengthened from approximately US$ 0.88 to US$ 1.00 at June 2002.

While the relative weakness of the US dollar against the euro results in a decrease in net borrowing, it also reduces US dollar denominated assets and earnings. As a consequence of this and adjustments for new rules on deferred taxation, Group Shareholders' Funds fell by €118 million in the second quarter and €81 million in the first half. Net borrowing represented 58.3% of Group Shareholders' Funds at June 2002. This compares with 44.1% at December 2001 and 49.2% at June 2001. Net assets per share of €2.25 at June 2002 declined from €2.33 at December 2001.

Summary cash flows	Q2 2002 €m	Q2 2001 €m	H1 2002 €m	H1 2001 €m
Profit before taxation – subsidiaries only	75	74	124	140
Exceptional items	(16)	–	(16)	–
Depreciation, amortisation and depletion	69	59	128	118
Working capital change	(13)	1	(25)	(43)
Capital expenditure	(55)	(41)	(96)	(84)
Sales of fixed assets	1	–	1	4
Tax paid	(66)	(43)	(79)	(53)
Dividends from associates	3	8	3	8
Other	4	(3)	5	(1)
Free cash flow	2	55	45	89
Investments	(149)	(18)	(281)	(42)
Sale of businesses and investments	24	6	26	6
Share issues	2	–	4	–
Dividends	(56)	(54)	(59)	(56)
Net cash (outflow)	(177)	(11)	(265)	(3)
Debt acquired	–	–	(152)	–
Currency translation adjustments	125	(44)	106	(87)
Increase in net borrowing	(52)	(55)	(311)	(90)
Free cash flow (cent per share)	0.1	5.0	4.1	8.2

	3 months to 30 June 2002 €000 Unaudited	Restated 3 months to 30 June 2001 €000 Unaudited	6 months to 30 June 2002 €000 Unaudited	Restated 6 months to 30 June 2001 €000 Unaudited
Turnover				
– Continuing operations	1,101,724	1,163,531	2,183,119	2,325,525
– Acquisitions	180,311	–	180,311	–
	1,282,035	1,163,531	2,363,430	2,325,525
Cost of sales	923,829	833,686	1,704,230	1,674,898
Gross profit	358,206	329,845	659,200	650,627
Net operating expenses	267,451	233,015	500,714	463,825
Reorganisation and restructuring costs	13,569	–	13,569	–
Operating profit subsidiaries				
– Continuing operations	61,336	96,830	129,067	186,802
– Acquisitions	15,850	–	15,850	–
	77,186	96,830	144,917	186,802
Share of associates' operating profit	43,276	66,440	86,800	125,746
Share of associates' restructuring costs	(1,911)	(4,526)	(4,130)	(4,526)
Total operating profit	118,551	158,744	227,587	308,022
Profit on sale of operations subsidiaries – continuing	20,440	–	20,440	–
Group net interest	(22,026)	(22,339)	(41,023)	(46,407)
Share of associates' net interest	(26,505)	(43,254)	(58,752)	(86,359)
Total net interest	(48,531)	(65,593)	(99,775)	(132,766)
Profit before taxation	90,460	93,151	148,252	175,256
Taxation				
– Group	27,161	27,214	44,541	53,709
– Share of associates	7,376	7,412	12,237	15,606
	34,537	34,626	56,778	69,315
Profit after taxation	55,923	58,525	91,474	105,941
Equity minority interests	9,413	9,742	17,259	15,316
Profit for the financial period	46,510	48,783	74,215	90,625
Dividends	–	28,446	–	28,446
Retained profits	€46,510	€20,337	€74,215	€62,179
Earnings per ordinary share – Basic	4.2c	4.5c	6.8c	8.4c
Earnings per ordinary share before exceptional items – Basic	3.9c	4.7c	6.6c	8.6c
Earnings per ordinary share – Diluted	4.2c	4.5c	6.7c	8.3c
Earnings per ordinary share before exceptional items – Diluted	3.9c	4.7c	6.5c	8.5c

	3 months to 30 June 2002 €000	%	3 months to 30 June 2001 €000	%	6 months to 30 June 2002 €000	%	6 months to 30 June 2001 €000	%
Sales – third party								
Packaging	659,208	51.4	643,347	55.3	1,270,022	53.7	1,317,164	56.6
Specialities	253,231	19.8	123,211	10.6	363,727	15.4	244,536	10.5
Europe	912,439	71.2	766,558	65.9	1,633,749	69.1	1,561,700	67.1
United States and Canada	157,786	12.3	175,158	15.0	321,336	13.6	336,113	14.5
Latin America	211,810	16.5	221,815	19.1	408,345	17.3	427,712	18.4
	€1,282,035	100.0	€1,163,531	100.0	€2,363,430	100.0	€2,325,525	100.0
Associates' third party sales	€2,355,464		€2,552,294		€4,743,015		€5,115,049	
Share of associates' third party sales	€700,127		€757,917		€1,413,602		€1,520,850	


Europe
H1 2002
69.1%


US and Canada
H1 2002
13.6%


Latin America
H1 2002
17.3%

	3 months to 30 June 2002 €000	%	3 months to 30 June 2001 €000	%	6 months to 30 June 2002 €000	%	6 months to 30 June 2001 €000	%
Profit before interest, exceptional items and taxation								
Packaging	42,972	32.1	64,071	39.2	85,459	34.9	130,076	41.6
Specialities	21,374	15.9	4,479	2.8	25,963	10.6	7,724	2.5
Associates	2,905	2.2	3,335	2.0	12,075	4.9	10,494	3.3
Europe	67,251	50.2	71,885	44.0	123,497	50.4	148,294	47.4
Packaging	6,481	4.8	2,609	1.6	10,319	4.2	5,118	1.6
Associates	32,798	24.5	55,831	34.2	60,383	24.6	101,562	32.5
United States and Canada	39,279	29.3	58,440	35.8	70,702	28.8	106,680	34.1
Latin America	26,489	19.8	32,549	19.9	49,325	20.1	57,064	18.3
Asia (Associates)	1,012	0.7	396	0.3	1,762	0.7	510	0.2
Profit before interest, exceptional items and taxation	134,031	100.0	163,270	100.0	245,286	100.0	312,548	100.0
Group net interest	(22,026)		(22,339)		(41,023)		(46,407)	
Share of associates' net interest	(26,505)		(43,254)		(58,752)		(86,359)	
Profit before exceptional items	€85,500		€97,677		€145,511		€179,782	


Europe
H1 2002
50.4%


US and Canada
H1 2002
28.8%


Latin America
H1 2002
20.1%

Summary Group Balance Sheet as at

	30 June 2002 €000 Unaudited	Restated 30 June 2001 €000 Unaudited	Restated 31 Dec 2001 €000 Unaudited
Assets Employed			
Fixed Assets			
Intangible assets	**246,432**	158,706	156,517
Tangible assets	**2,352,820**	2,166,253	2,088,019
Financial assets	**1,428,240**	1,696,447	1,674,802
	4,027,492	4,021,406	3,919,338
Current Assets			
Stocks	**496,648**	459,317	423,510
Debtors	**1,162,109**	1,210,038	1,084,612
Cash at bank and in hand	**216,531**	401,808	440,109
	1,875,288	2,071,163	1,948,231
Creditors (amounts falling due within one year)	**1,343,417**	1,497,825	1,413,352
Net current assets	**531,871**	573,338	534,879
Total assets less current liabilities	**€4,559,363**	€4,594,744	€4,454,217
Financed by			
Creditors (amounts falling due after more than one year)	**1,543,875**	1,498,468	1,404,432
Government grants	**11,630**	11,499	12,290
Provisions for liabilities and charges	**393,412**	352,464	337,014
	1,948,917	1,862,431	1,753,736
Capital and Reserves			
Called up share capital	**333,472**	332,589	332,917
Share premium	**105,183**	100,339	102,022
Revaluation reserve	**10,579**	10,579	10,579
Other reserves	**137,539**	342,113	297,677
Profit and loss account	**1,857,742**	1,768,362	1,781,996
Group shareholders' funds (equity interests)	**2,444,515**	2,553,982	2,525,191
Minority interests (equity interests)	**165,931**	178,331	175,290
	2,610,446	2,732,313	2,700,481
	€4,559,363	€4,594,744	€4,454,217

This statement was approved by the board on 6 August 2002.

The above summarised Group Balance Sheet and the foregoing Group Profit and Loss Account do not constitute full accounts and except where indicated are unaudited. Full accounts for the year ended 31 December 2001, which received an unqualified audit report, have been filed with the Irish Registrar of Companies.

Statement of Total Recognised Gains and Losses

	6 months to 30 June 2002 €000 Unaudited	Restated 6 months to 30 June 2001 €000 Unaudited	Restated 12 months to 31 Dec 2001 €000 Unaudited
Profit for the period attributable to ordinary shareholders			
– Group	67,847	81,086	125,841
– Associates	6,368	9,539	24,576
	74,215	90,625	150,417
Translation adjustments on foreign currency net investments			
– Group	(160,138)	105,073	60,638
Total recognised gains and losses relating to the financial period			
– Group	(92,291)	186,159	186,479
– Associates	6,368	9,539	24,576
	€(85,923)	€195,698	€211,055

Reconciliation of Movements in Shareholders' Funds

	6 months to 30 June 2002 €000 Unaudited	Restated 6 months to 30 June 2001 €000 Unaudited	Restated 12 months to 31 Dec 2001 €000 Unaudited
At beginning of year	2,664,532	2,505,175	2,505,175
Prior year adjustment	(139,341)	(118,445)	(118,445)
At beginning of year – restated	2,525,191	2,386,730	2,386,730
Profit for the financial period	74,215	90,625	150,417
Dividends	–	(28,446)	(79,021)
Retained profits	74,215	62,179	71,396
New share capital subscribed	3,716	–	2,011
Net translation (losses)/gains on foreign currency net investments	(160,138)	105,073	60,638
Goodwill on disposals	1,531	–	4,416
At end of period	€2,444,515	€2,553,982	€2,525,191

	6 months to 30 June 2002 €000 Unaudited	6 months to 30 June 2001 €000 Unaudited	12 months to 31 Dec 2001 €000 Audited
Net cash flow from operating activities	256,865	243,652	584,942
Dividends received from associates	3,060	7,362	11,118
Returns on investments and servicing of finance			
Interest received	8,636	10,990	23,463
Interest paid	(49,217)	(52,665)	(107,037)
Interest paid on finance leases	(860)	(1,001)	(1,728)
Dividends paid to minority interests	(8,101)	(7,747)	(18,584)
	(49,542)	(50,423)	(103,886)
Taxation			
Irish corporation tax paid	(9,609)	(6,862)	(7,786)
Overseas tax paid	(69,001)	(45,866)	(106,676)
	(78,610)	(52,728)	(114,462)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	(91,211)	(66,354)	(177,213)
Less new finance leases	–	2,659	7,537
	(91,211)	(63,695)	(169,676)
Capital grants received	739	2,440	5,154
Purchase of other investments	(4,840)	(13)	(6,303)
Sale of fixed assets	614	9,125	34,198
	(94,698)	(52,143)	(136,627)
Acquisitions and disposals			
Purchase of subsidiaries and minorities	(318,095)	(8,896)	(13,697)
Business disposals	26,077	–	4,406
Investments in and advances to associates	(1,585)	(33,234)	(33,140)
	(293,603)	(42,130)	(42,431)
Equity dividends paid	(50,676)	(48,114)	(76,570)
Cash (outflow)/inflow before use of liquid resources and financing	(307,204)	5,476	122,084
Management of liquid resources	213,048	18,922	(2,970)
Financing			
Issue of shares including minorities	3,716	(2)	2,011
Increase/(decrease) in term debt	67,492	(24,585)	(120,636)
Capital elements of finance leases repaid	(3,770)	(4,134)	(9,407)
	67,438	(28,721)	(128,032)
(Decrease) in cash	€(26,718)	€(4,323)	€(8,918)

Net Cash flow from Operating Activities	6 months to 30 June 2002 €000 Unaudited	6 months to 30 June 2001 €000 Unaudited	12 months to 31 Dec 2001 €000 Audited
Operating profit – continuing	144,917	186,802	333,909
Impairment of tangible fixed assets	–	–	13,751
Reorganisation and restructuring costs	4,799	–	1,175
Depreciation charge (net of government grants amortised)	123,484	114,051	227,061
Goodwill amortisation	4,444	4,181	8,820
Finance lease interest paid	860	1,001	1,728
Increase/(decrease) in deferred creditors	9,536	3,037	(1,814)
(Increase)/decrease in working capital	(29,541)	(60,562)	3,830
Currency adjustment	(1,634)	(4,858)	(3,518)
	€256,865	€243,652	€584,942

Reconciliation of Net Cash Flow to Movement in Net Debt	6 months to 30 June 2002 €000 Unaudited	6 months to 30 June 2001 €000 Unaudited	12 months to 31 Dec 2001 €000 Audited
(Decrease) in cash	(26,718)	(4,323)	(8,918)
(Increase)/decrease in term debt	(67,492)	24,585	120,636
(Decrease)/increase in liquid resources	(213,048)	(18,922)	2,970
Capital elements of finance leases repaid	3,770	4,134	9,407
Change in net debt resulting from cash flows	(303,488)	5,474	124,095
New finance leases	–	(2,659)	(7,537)
Loans and finance leases acquired with subsidiaries	(115,034)	–	(5,000)
Other non cash movements	(442)	(4,732)	(1,994)
Currency adjustment	105,901	(87,004)	(54,517)
Movement in net debt	(313,063)	(88,921)	55,047
Net debt at beginning of period	(1,137,163)	(1,192,210)	(1,192,210)
Net debt at end of period	€(1,450,226)	€(1,281,131)	€(1,137,163)

Notes

The Group results comprise the unaudited Group Profit and Loss Account for the three months ended 30 June 2002 and 30 June 2001 and the six months ended 30 June 2002 and 30 June 2001 together with the Group Balance Sheet at 30 June 2002 and 30 June 2001. The Group results also comprise the Group Balance Sheet at 31 December 2001 which has been extracted from the Annual Report 2001, as restated for the implementation of FRS 19.

The unaudited Group results have been prepared on the basis of the accounting policies set out in the Annual Report for the year ended 31 December 2001, with the exception of deferred tax as described below.

Prior year adjustment

From 1 January 2002, the Group is adopting FRS 19 – 'Deferred Tax' which requires full provision to be made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in the tax computation. In adopting FRS 19, the Group has chosen not to discount deferred tax assets and liabilities. The cumulative effect of the change in policy has been accounted for as a prior year adjustment and previously reported figures have been restated.

For the three months ended 30 June 2001, the deferred tax adjustment resulted in an increase in the tax charge of €4,108,000. For the six months ended 30 June 2001, the deferred tax adjustment resulted in an increase in the tax charge of €7,657,000.

Madison Dearborn Partners (MDP) Offer

As more fully explained in the commentary included in this half yearly report, on 17 June 2002, MDP announced a cash offer for JSG, simultaneously JSG announced the spin-off of its shareholding in SSCC. The results for the period ended 30 June 2002 and the balance sheet at that date do not include any adjustments which may be required if the MDP offer is successful.

The directors of JSG accept responsibility for the information contained in this report. To the best of the knowledge and belief of the directors of JSG (who have taken all reasonable care to ensure that such is the case), the information contained in the report is in accordance with the facts and does not omit anything likely to affect the import of such information.

ERNST & YOUNG

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2002 which comprises the Summary Group Profit and Loss Account, the Statement of Total Recognised Gains and Losses, the Summary Group Balance Sheet, the Summary Group Cash Flow Statement and the related notes. We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Irish Stock Exchange which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in Ireland and the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards issued by the Auditing Practices Board and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

Ernst & Young
Dublin
6 August 2002

Containerboard	Containerboard is the generic term used to describe certain grades of paperboard, mainly linerboard and medium, used principally for the production of corrugated sheet or board.
Linerboard	The grade of containerboard used for the flat inner and outer layers of corrugated sheet or board. There are two main types of linerboard: kraftliner and testliner. The word 'kraft' is the German word for 'strong'. Kraftliner is the strongest form of linerboard and is manufactured primarily from virgin fibre, which is wood fibre not previously used in paper. Testliner is linerboard made from recycled paper, often using 100% recycled material. White top linerboard, which provides an improved surface for printing, is produced by adding a layer of white fibre to one side during manufacture.
Medium	The grade of containerboard used for the wavy or fluted interior of corrugated sheet or board. Fluting refers to the wave shapes pressed into the medium by the corrugator and is categorised by the size of the wave. Like linerboard, medium can be made from virgin or recycled fibre.
Corrugated sheet or board	Corrugated sheet or board is made from several layers of containerboard laminated together. In its most common form, corrugated is made from two layers of linerboard and one layer of medium. The layers are combined on a corrugator, a machine that presses corrugations (fluting) into the medium and laminates a ply of linerboard to each side.
Corrugated container	A corrugated container is a packaging material constructed using corrugated board, which is cut, printed, folded and glued or stapled to form the corrugated box. It is one of the most efficient forms of packaging for distributing goods. Corrugated containers are designed to protect products during shipping but increasingly feature enhanced graphics that increase the market appeal of the contents of the box. Fluting provides vertical compression strength and can be of varying size. Flutes which are small are termed 'microflute' and allow enhanced structural and graphics capabilities for retail packaging. Containers manufactured from microflute combine the structural strength of corrugated containers and the graphic capability of a folding carton.
Old corrugated containers (OCC)	OCC is the term used for old corrugated containers that have been collected to be recycled and used in the manufacture of both linerboard and medium. OCC is one of the most extensively recycled products in the United States.
Paperboard	The generic term used to describe certain heavyweight grades of paper primarily used for packaging materials. It includes grades such as containerboard, boxboard, sack kraft paper and greyboard (primarily used for bookbinding, puzzles and stationery as well as for packaging) while excluding non-packaging papers such as printing & writing papers and newsprint.
Boxboard	A heavy grade of paperboard used principally in the production of folding cartons. Other uses include tubes and cores for the paper and textile industries. Boxboard is made by pressing layers of paper or paper pulp together to make a stiff board. Carton grades are lighter than the industrial grades used for tubes and cores. Carton grades may be based on recycled or virgin fibres and may be coated or uncoated while industrial grades are generally recycled and uncoated. Coating improves the surface for printing, facilitating the creation of an attractive point of sale container. Folding cartons are used to package a wide range of consumer products such as health and beauty products, dry cereals, soap powders and video games. Uncoated recycled boxboard is used in the production of spiral tubes and cores as well as box partitions.
Sack kraft paper	A grade of paperboard made predominantly from virgin fibre and used primarily to make paper sacks where strength is important. Multiwall sacks, made from several layers of kraft paper, are used in a wide range of industries including agriculture, food and cement. While the industrial products sector predominates, the use of sacks is growing in the retail or take-home sector where paper sacks provide a convenient means of carrying such goods as petfood and do-it-yourself products.

Designed and produced by williams and phoa

Jefferson Smurfit Group plc
Beech Hill, Clonskeagh
Dublin 4, Ireland
T 353 1 202 7000
F 353 1 269 4481
www.smurfit-group.com

JEFFERSON
SMURFIT
GROUP plc